UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                             (Amendment No. 8)*

                                ADECCO S.A.
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                              (Name of Issuer)

                COMMON SHARES, PAR VALUE CHF 1.00 PER SHARE
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                       (Title of Class of Securities)

                                 H00392318
                               (CUSIP Number)

                            Stefan Schaechterle
                             Akila Finance S.A.
                        16, Rue Jean-Pierre Brasseur
                            L - 1258 Luxembourg
                            Tel. : +352 2697 801
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          (Name, Address and Telephone Number of Person Authorized
                  to Receive Notices and Communications)

                               June 29, 2006
          --------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------
CUSIP No.  H0036T106
------------------------------


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   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         AKILA FINANCE S.A.
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                              (a)[ ]
                                                                         (b)[ ]
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   3     SEC USE ONLY


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   4     SOURCE OF FUNDS (See Instructions)

         WC
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   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                              [ ]

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   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Luxembourg
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                     7    SOLE VOTING POWER
    NUMBER OF
      SHARES
                    -----------------------------------------------------------
   BENEFICIALLY      8    SHARED VOTING POWER
     OWNED BY
       EACH               22,188,580
                    -----------------------------------------------------------
    REPORTING        9    SOLE DISPOSITIVE POWER
      PERSON
       WITH
                    -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

                          22,188,580
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   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         22,188,580
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   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (See Instructions)                                          [ ]
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   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         11.84%
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   14    TYPE OF REPORTING PERSON (See Instructions)

         CO
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

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   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         PHILIPPE FORIEL-DESTEZET
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                              (a)[ ]
                                                                         (b)[ ]
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   3     SEC USE ONLY


-------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (See Instructions)

         AF
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   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                              [ ]

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   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         FRANCE
-------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
    NUMBER OF
      SHARES
                    -----------------------------------------------------------
   BENEFICIALLY      8    SHARED VOTING POWER
     OWNED BY
       EACH               22,188,580
                    -----------------------------------------------------------
    REPORTING        9    SOLE DISPOSITIVE POWER
      PERSON
       WITH
                    -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

                          22,188,580
-------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         22,188,580
-------------------------------------------------------------------------------
   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (See Instructions)                                          [ ]
-------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         11.84%
-------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON (See Instructions)

         IN
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

                                SCHEDULE 13D
                                ------------

     This Amendment No. 8 (this "Amendment") (i) amends the Schedule 13D originally filed on May 1, 1997, as amended by Amendment No. 1 thereto filed on May 3, 1999, Amendment No. 2 thereto filed on January 11, 2000, Amendment No. 3 thereto filed on December 28, 2000, Amendment No. 4 thereto filed on May 11, 2001, Amendment No. 5 thereto filed on February 12, 2004, Amendment No. 6 thereto filed on December 8, 2005 ("Amendment No. 6"), and Amendment No. 7 thereto filed on December 13, 2005 ("Amendment No. 7"),
(ii) relates to the Common Shares, par value CHF (Swiss Francs) 1.00 per share (the "Shares"), of Adecco S.A., a Swiss societe anonyme (the "Company") and (iii) is filed on behalf of Akila Finance S.A., a Luxembourg societe anonyme ("Akila Finance"), and Philippe Foriel-Destezet.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

(a) Akila Finance beneficially owns 22,188,580 Shares, representing 11.84% of the outstanding Shares. As of July 1, 2006, Philippe Foriel-Destezet and his wife, Aline Foriel-Destezet, own together 100% of the Akila Finance capital stock. Philippe Foriel-Destezet remains the majority shareholder of Akila Finance, is a member of the board of directors of Akila Finance, and has the sole voting and disposition power over all of the Shares owned by Akila Finance, and therefore, Philippe Foriel-Destezet's beneficial ownership of the Shares owned by Akila Finance has not changed. For purposes of Schedule 13D, Philippe Foriel-Destezet beneficially owns 22,188,580 Shares, representing 11.84% of the outstanding Shares. Except as indicated in this clause (a) of Item 5, no executive officer or director of Akila Finance beneficially owns any Shares.

(b) Akila Finance directly owns all of the Shares identified as beneficially owned by Akila Finance in clause (a) of this Item 5. Philippe Foriel-Destezet is the beneficial owner of all of the Shares owned by Akila Finance, as discussed above in clause (a) of this Item 5. Therefore, for purposes of Schedule 13D, this Amendment reports that Akila Finance and Philippe Foriel-Destezet share the power to dispose of all of such Shares and the power to vote 22,188,580 Shares. As previously contemplated by Amendment No. 7, pursuant to the Escrow Agreement, dated December 20, 2005 and attached as Exhibit 2 hereto (the "Escrow Agreement"), Akila Finance placed 12,000,000 Shares into escrow. As discussed in Amendment No. 6 and Amendment No. 7, while the Shares are in escrow, Akila Finance and Philippe Foriel-Destezet will retain full ownership of the Shares, including all dividends, distributions, voting rights and other benefits, but will not be able to dispose of such Shares, except pursuant to the Escrow Agreement, as amended, and the Share Purchase Agreement II, as defined in and filed as
Exhibit 3 to Amendment No. 6 (the "Share Purchase Agreement II"), as amended. The Escrow Agreement and the Share Purchase Agreement II were amended as discussed in Item 6, below.

(c) In the past sixty days, there have been no purchases or sales of Shares by Akila Finance, Philippe Foriel-Destezet, or the executive officers and directors of Akila Finance.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     As previously disclosed in Amendment No. 6, Akila Finance and Triventura AG shall not proceed with the closing of the Share Purchase Agreement II if Triventura AG, a subsidiary of Jacobs Holding AG, has not obtained regulatory approvals of the transactions contemplated by the Share Purchase Agreement II (the "Regulatory Approvals") by June 30, 2006 or such other date agreed to by the parties. On June 29, 2006, the Share Purchase Agreement II was orally amended to extend the deadline in Article 4(3) for obtaining the Regulatory Approvals from June 30, 2006 to September 30, 2006. After extending the Regulatory Approvals deadline, the parties received all necessary Regulatory Approvals.

     The amendment to Article 2(4) of the Escrow Agreement, as reflected in the attached Exhibit 3, changed the earliest date Akila Finance can release the Shares from the escrow account from June 30, 2006 to September 30, 2006.

     Effective as of May 23, 2006, Philippe Foriel-Destezet stepped down from his position as a member of the board of directors of the Company and accepted a position as Honorary Chairman of the board of directors of the Company without a vote.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 1 Joint Filing Agreement, dated February 12, 2004, by and between Akila Finance S.A. and Philippe
                    Foriel-Destezet.*

     Exhibit 2 Escrow Agreement, dated December 20, 2005, between Akila Finance, Triventura AG, and UBS AG

     Exhibit 3      Amendment No. 1 to the Escrow Agreement, dated July 10,
                    2006.

* - Previously filed as an exhibit to the Schedule 13D filed by the Reporting Persons on February 12, 2004.

                                 SIGNATURES
                                 ----------

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  July 27, 2006



                             AKILA FINANCE S.A.


                                     By :  /s/ Philippe Foriel-Destezet
                                         --------------------------------
                                         Name : Philippe Foriel-Destezet
                                         Title : Director



                                          /s/ Philippe Foriel-Destezet
                                     ------------------------------------
                                     Philippe Foriel-Destezet